210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Update Combination
REOLYSIN® and Docetaxel Trial Results at Replicating Oncolytic Virus Meeting

CALGARY, AB, --- March 20, 2009 –Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) today announced updated clinical results from its U.K. combination REOLYSIN® and docetaxel clinical trial for patients with advanced cancers.  The principal investigator for the trial is Professor Hardev Pandha of the Royal Surrey County Hospital, U.K. The results were presented at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics.  The meeting is being held in Banff, Alberta from March 18th to 22nd, 2009.

Twenty-four patients were treated in the trial, with 17 evaluable for response. Fifteen of the 17 evaluable patients experienced Stable Disease (SD) or better, including five patients who experienced minor and Partial Responses (PR), giving a clinical benefit rate (SD + PR + Complete Response (CR)) of 88%.

“Heavily pretreated patients are the most difficult to treat,” said Dr. Karl Mettinger, Chief Medical Officer for Oncolytics.  “It is very encouraging to observe such a robust response rate, including a significant objective tumour response in this group.

“In future, we plan to combine docetaxel with REOLYSIN® in patients with metastatic sarcoma,” added Dr. Mettinger.  “Both REOLYSIN® and docetaxel have been demonstrated to be active against sarcoma, and there is ample preclinical evidence demonstrating that the combination may be synergistic in this patient group.”

The Phase I trial (REO 010) had two components.  The first was an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously to patients with docetaxel every three weeks. In this portion of the trial, standard dosages of docetaxel were delivered to patients with escalating dosages of REOLYSIN® intravenously.    The second component of the trial included the enrolment of additional patients at the top dose of REOLYSIN® in combination with a standard dosage of docetaxel.  Eligible patients included those who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

The poster presentation will be available on the Oncolytics website today at www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, the Company’s analysis of the results of the REOLYSIN®/docetaxel trial and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com